January 7, 2022

Philip M. Lister
Executive Vice President and Chief
Financial Officer

Via EDGAR Transmission

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh and Kevin Vaughn

Re:	Huntsman Corporation
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 12, 2021
File No. 001-32427

Huntsman International LLC
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 12, 2021
File No. 333-85141

Ladies and Gentlemen:

On behalf of Huntsman Corporation and Huntsman International LLC (collectively, the “Companies”), this letter is submitted in response to the letter, dated December 29, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Companies’ periodic filings referenced above. For your convenience, we have repeated the Staff’s comments below in the order and following the numbering presented in the Staff’s letter of December 29, 2021, followed by the Companies’ responses.

Huntsman Corporation Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of financial Condition and Results of Operations

Outlook, page 30

1.	Please address the following regarding your presentation of adjusted tax rate:

•	At the bottom of page 30, you present adjusted effective tax rate as 19% without presenting the actual effective rate or providing a reconciliation. Please revise accordingly to comply with Item 10(e).

•	You also disclose that your forecasted adjusted effective tax rate for 2021 is expected to be approximately 22% to 24%. We note your disclosure on page 35 that you are unable to provide accurate calculations or estimations of reconciling items. Tell us how you determined it was appropriate to present the forecasted adjusted effective tax rate without presenting the forecasted actual effective tax rate for the period in question. Further, tell us how you determined your presentation was appropriate if you are unable to provide accurate calculations or estimations of the reconciling items.

Companies’ Response:

We respectfully acknowledge the Staff’s comment, and we will ensure that our future filings include the presentation of our effective tax rate when we present our adjusted effective tax rate for historical periods.

We respectfully acknowledge the Staff’s comment regarding the disclosure of our 2021 forecasted adjusted effective tax rate. Our forecasted adjusted effective tax rate is calculated based on our forecasted effective tax rate and, as of the filing of our Form 10-K, the approximately 22% to 24% range of our forecasted adjusted effective tax rate equaled the range of our forecasted effective tax rate. Our decision to disclose the forecasted adjusted effective tax rate range of approximately 22% to 24% was based upon a recognition that we could not adequately forecast certain one-time items and events that had not yet occurred as of the time of such disclosure that would impact our forecasted effective tax rate (“adjustments”), such as:

•	business acquisition and integration expenses,

•	purchase accounting inventory adjustments,

•	merger costs,

•	certain legal and other settlements and related expenses,

•	gains on sale of businesses/assets, and

•	certain tax only items, including tax law changes not yet enacted and, therefore, disclosing a forecasted effective tax rate could confuse a reader, and lead such reader to understand that such items were contemplated for the upcoming year and that we had taken them into account in a forecasted effective tax rate. This reinforces our belief that the forecasted adjusted effective tax rate is a meaningful measure to improve comparability between periods through the exclusion of these items that management believes are not indicative of the businesses’ operational profitability and may obscure underlying business results and trends.

In future filings, we will include an explanation similar to the response above so that readers will more clearly understand that the disclosed forecasted adjusted effective tax rate, in our view, represents the forecasted effective tax rate on our underlying business operations, but does not reflect any of the types of adjustments that might occur in the upcoming year that could cause our effective tax rate to differ.

Notes to Consolidated Financial Statements

Note 27. Operating Segment Information, page F-61

2.	Your presentation of Total Segment Adjusted EBITDA does not comply with ASC 280-10-50-30(b) as the inclusion of ‘Corporate and other’ does not represent the total of the reportable segments’ measure of profit or loss. As such, Total Segment Adjusted EBITDA would represent a non-GAAP measure which is specifically prohibited in your financial statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of your reportable segments’ measure of profit or loss should be reconciled to consolidated net income/(loss) before income taxes. Accordingly, please revise your presentation of your reportable segments’ measure of profit or loss and the accompanying reconciliations as well as your discussion of Non-GAAP Financial Measures on page 34. This applies to your Form 10-Q for the quarter ended September 30, 2021 and your press release furnished as exhibit 99.1 to your Form 8-K filed October 29, 2021 as well.

Companies’ Response:

We respectfully acknowledge the Staff’s comment regarding our presentation of Total Segment Adjusted EBITDA and the reconciliation of the total of our reportable segments’ measure of profit or loss to consolidated income before income taxes and discontinued operations. As requested and as reflected below, we intend to revise our presentation of the total of our reportable segments’ measure of profit or loss and the accompanying reconciliations in our Operating Segment Information footnote and will provide this revised footnote presentation in our Form 10-K filing for the fiscal year ended December 31, 2021 along with this additional disclosure: “We have revised our prior years’ presentation below to reconcile total reportable segments’ adjusted EBITDA to income from continuing operations before income taxes in addition to net income, and removed “corporate and other costs, net” from the total reportable segments’ adjusted EBITDA and included such amounts in the reconciliation to income from continuing operations before income taxes.”

	Year ended December 31,
	2020	2019	2018
Huntsman Corporation:
Segment adjusted EBITDA(1):
Polyurethanes	$472	$548	$809
Performance Products	164	168	197
Advanced Materials	130	201	225
Textile Effects	42	84	101
Total reportable segments’ adjusted EBITDA	808	1,001	1,332
Reconciliation of total reportable segments’ adjusted EBITDA to income from continuing operations before income taxes:
Interest expense, net—continuing operations	(86)	(111)	(115)
Depreciation and amortization—continuing operations	(283)	(270)	(255)
Corporate and other costs, net(2)	(161)	(155)	(171)
Net income attributable to noncontrolling interests	32	36	81
Other adjustments:
Business acquisition and integration expenses and purchase accounting inventory adjustments	(31)	(5)	(9)
Merger costs	—	—	(2)
Fair value adjustments to Venator investment and related loss on disposal	(88)	(18)	(62)
Loss on early extinguishment of debt	—	(23)	(3)
Certain legal and other settlements and related expenses	(5)	(6)	(1)
Gain (loss) on sale of businesses/assets	280	(21)	—
Income from transition services arrangements	7	—	—
Certain nonrecurring information technology project implementation costs	(6)	(4)	—
Amortization of pension and postretirement actuarial losses	(76)	(66)	(67)
Plant incident remediation costs	(2)	(8)	—
Restructuring, impairment and plant closing and transition (costs) credits	(52)	41	6
Income from continuing operations before income taxes	337	391	734
Income tax (expense) benefit—continuing operations	(46)	38	(45)
Income (loss) from discontinued operations, net of tax	775	169	(39)
Net income	$1,066	$598	$650

	Year ended December 31,
	2020	2019	2018
Huntsman International:
Segment adjusted EBITDA(1):
Polyurethanes	$472	$548	$809
Performance Products	164	168	197
Advanced Materials	130	201	225
Textile Effects	42	84	101
Total reportable segments’ adjusted EBITDA	808	1,001	1,332
Reconciliation of total reportable segments’ adjusted EBITDA to income from continuing operations before income taxes:
Interest expense, net—continuing operations	(88)	(126)	(136)
Depreciation and amortization—continuing operations	(283)	(270)	(252)
Corporate and other costs, net(2)	(155)	(150)	(167)
Net income attributable to noncontrolling interests	32	36	81
Other adjustments:
Business acquisition and integration expenses and purchase accounting inventory adjustments	(31)	(5)	(9)
Merger costs	—	—	(2)
Fair value adjustments to Venator investment and related loss on disposal	(88)	(18)	(62)
Loss on early extinguishment of debt	—	(23)	(3)
Certain legal and other settlements and related expenses	(5)	(6)	(1)
Gain (loss) on sale of businesses/assets	280	(21)	—
Income from transition services arrangements	7	—	—
Certain nonrecurring information technology project implementation costs	(6)	(4)	—
Amortization of pension and postretirement actuarial losses	(79)	(70)	(71)
Plant incident remediation costs	(2)	(8)	—
Restructuring, impairment and plant closing and transition (costs) credits	(52)	41	6
Income from continuing operations before income taxes	338	377	716
Income tax (expense) benefit—continuing operations	(46)	41	(41)
Income (loss) from discontinued operations, net of tax	775	169	(39)
Net income	$1,067	$587	$636

(1)	We use segment adjusted EBITDA as the measure of each segment’s profit or loss. We believe that segment adjusted EBITDA more accurately reflects what the chief operating decision maker uses to make decisions about resources to be allocated to the segments and assess their financial performance. Segment adjusted EBITDA is defined as net income of Huntsman Corporation or Huntsman International, as appropriate, before interest, income tax, depreciation and amortization, net income attributable to noncontrolling interests and certain Corporate and other items, as well as eliminating the following adjustments: (a) business acquisition and integration expenses and purchase accounting inventory adjustments; (b) merger costs; (c) fair value adjustments to Venator investment and related loss on disposal; (d) loss on early extinguishment of debt; (e) certain legal and other settlements and related expenses; (f) gain (loss) on sale of businesses/assets; (g) income from transition services arrangements related to the sale of our Chemical Intermediates Businesses to Indorama; (h) certain nonrecurring information technology project implementation costs; (i) amortization of pension and postretirement actuarial losses; (j) plant incident remediation costs; (k) restructuring, impairment, plant closing and transition (costs) credits; and (l) income (loss) from discontinued operations, net of tax.

(2)	Corporate and other costs, net includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, nonoperating income and expense and gains and losses on the disposition of corporate assets.

We also intend to revise our presentation of the total of our reportable segments’ adjusted EBITDA in our Segment Analysis within Management’s Discussion and Analysis of Financial Condition and Results of Operations to conform to the changes made in Footnote 27, Operating Segment Information, and will provide this revised presentation reflected below in our Form 10-K for the year ended December 31, 2021 and future Form 10-Q filings as well as in our future earnings releases furnished as exhibits to our future Form 8-K filings.

			Percent
			Change
	Year ended December 31,		Favorable
(Dollars in millions)	2020	2019	(Unfavorable)
Huntsman Corporation
Adjusted EBITDA(1)
Polyurethanes	$472	$548	(14)%
Performance Products	164	168	(2)%
Advanced Materials	130	201	(35)%
Textile Effects	42	84	(50)%
Total reportable segments’ adjusted EBITDA	808	1,001	(19)%
Corporate and other	(161)	(155)	(4)%
Total adjusted EBITDA	$647	$846	(24)%

Huntsman International
Adjusted EBITDA(1)
Polyurethanes	$472	$548	(14)%
Performance Products	164	168	(2)%
Advanced Materials	130	201	(35)%
Textile Effects	42	84	(50)%
Total reportable segments’ adjusted EBITDA	808	1,001	(19)%
Corporate and other	(155)	(150)	(3)%
Total adjusted EBITDA	$653	$851	(23)%

NM—Not meaningful
(1)	For more information, including reconciliation of total reportable segments’ adjusted EBITDA to income from continuing operations before income taxes of Huntsman Corporation or Huntsman International, as appropriate, see “Note 27. Operating Segment Information” to our consolidated financial statements.

We also intend to revise our presentation of the total of our reportable segments’ measure of profit or loss and the accompanying reconciliations in our Operating Segment Information, as reflected below, and will provide this revised footnote presentation in future Form 10-Q filings beginning with our Form 10-Q for the quarter ended March 31, 2022. We will include disclosures in each of our Form 10-Q filings for the 2022 fiscal year similar to that noted above in our Form 10-K for the fiscal year ended December 31, 2021 to address the revisions that have been made to prior year’s presentation.

	Three months		Nine months
	ended		ended
	September 30,		September 30,
	2021	2020	2021	2020
Huntsman Corporation:
Segment adjusted EBITDA(1):
Polyurethanes	$246	$156	$661	$271
Performance Products	103	36	254	123
Advanced Materials	48	25	150	103
Textile Effects	22	8	75	24
Total reportable segments’ adjusted EBITDA	419	225	1,140	521
Reconciliation of total reportable segments’ adjusted EBITDA to income (loss) from continuing operations before income taxes:
Interest expense, net—continuing operations	(15)	(24)	(52)	(63)
Depreciation and amortization—continuing operations	(72)	(70)	(219)	(206)
Corporate and other costs, net(2)	(48)	(37)	(146)	(114)
Net income attributable to noncontrolling interests	16	9	49	15
Other adjustments:
Business acquisition and integration expenses and purchase accounting inventory adjustments	(5)	(9)	(19)	(30)
Fair value adjustments to Venator investment	(3)	6	(28)	(100)
Loss on early extinguishment of debt	—	—	(27)	—
Certain legal and other settlements and related income (expenses)	—	4	(10)	(2)
Gain on sale of businesses/assets	—	—	30	1
Income from transition services arrangements	2	1	6	6
Certain nonrecurring information technology project implementation costs	(2)	(1)	(6)	(3)
Amortization of pension and postretirement actuarial losses	(22)	(20)	(65)	(57)
Plant incident remediation costs	(2)	—	(3)	(1)
Restructuring, impairment and plant closing and transition costs	—	(12)	(36)	(34)
Income (loss) from continuing operations before income taxes	268	72	614	(67)
Income tax expense—continuing operations	(38)	(15)	(114)	(9)
(Loss) income from discontinued operations, net of tax(3)	(5)	—	(3)	782
Net income	$225	$57	$497	$706

	Three months		Nine months
	ended		ended
	September 30,		September 30,
	2021	2020	2021	2020
Huntsman International:
Segment adjusted EBITDA(1):
Polyurethanes	$246	$156	$661	$271
Performance Products	103	36	254	123
Advanced Materials	48	25	150	103
Textile Effects	22	8	75	24
Total reportable segments’ adjusted EBITDA	419	225	1,140	521
Reconciliation of total reportable segments’ adjusted EBITDA to income (loss) from continuing operations before income taxes:
Interest expense, net—continuing operations	(15)	(24)	(52)	(65)
Depreciation and amortization—continuing operations	(72)	(70)	(219)	(206)
Corporate and other costs, net(2)	(47)	(36)	(140)	(110)
Net income attributable to noncontrolling interests	16	9	49	15
Other adjustments:
Business acquisition and integration expenses and purchase accounting inventory adjustments	(5)	(9)	(19)	(30)
Fair value adjustments to Venator investment	(3)	6	(28)	(100)
Loss on early extinguishment of debt	—	—	(27)	—
Certain legal and other settlements and related income (expenses)	—	4	(10)	(2)
Gain on sale of businesses/assets	—	—	30	1
Income from transition services arrangements	2	1	6	6
Certain nonrecurring information technology project implementation costs	(2)	(1)	(6)	(3)
Amortization of pension and postretirement actuarial losses	(22)	(20)	(67)	(59)
Plant incident remediation costs	(2)	—	(3)	(1)
Restructuring, impairment and plant closing and transition costs	—	(12)	(36)	(34)
Income (loss) from continuing operations before income taxes	269	73	618	(67)
Income tax expense—continuing operations	(39)	(15)	(115)	(9)
(Loss) income from discontinued operations, net of tax(3)	(5)	—	(3)	782
Net income	$225	$58	$500	$706

(1)	We use segment adjusted EBITDA as the measure of each segment’s profit or loss. We believe that segment adjusted EBITDA more accurately reflects what the chief operating decision maker uses to make decisions about resources to be allocated to the segments and assess their financial performance. Segment adjusted EBITDA is defined as net income of Huntsman Corporation or Huntsman International, as appropriate, before interest, income tax, depreciation and amortization, net income attributable to noncontrolling interests and certain Corporate and other items, as well as eliminating the following adjustments: (a) business acquisition and integration expenses and purchase accounting inventory adjustments; (b) fair value adjustments to Venator investment; (c) loss on early extinguishment of debt; (d) certain legal and other settlements and related income (expenses); (e) gain on sale of businesses/assets; (f) income from transition services arrangements related to the sale of our Chemical Intermediates Businesses to Indorama; (g) certain nonrecurring information technology project implementation costs; (h) amortization of pension and postretirement actuarial losses; (i) plant incident remediation costs; (j) restructuring, impairment, plant closing and transition costs; and (k) (loss) income from discontinued operations, net of tax.

(2)	Corporate and other costs, net includes unallocated corporate overhead, unallocated foreign exchange gains and losses, LIFO inventory valuation reserve adjustments, loss on early extinguishment of debt, unallocated restructuring, impairment and plant closing costs, nonoperating income and expense and gains and losses on the disposition of corporate assets.

(3)	Includes the gain on the sale of our Chemical Intermediates Businesses in 2020.

If you have any questions regarding this matter, please feel free to contact me.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

/s/ Philip M. Lister
Philip M. Lister
Executive Vice President and Chief Financial Officer

cc:	David M. Stryker, Executive Vice President, General Counsel and Secretary, Huntsman Corporation Steven C. Jorgensen, Vice President and Controller, Huntsman Corporation